Exhibit 99.1

NEWS RELEASE

Toronto, December 19, 2024

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces $500 Million Precious Metals Stream with Sibanye-Stillwater

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV)(NYSE:FNV) is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), has entered into a precious metals stream (the “Stream”) with reference to specific production from Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) located on the Western Limb of the Bushveld Complex in South Africa. The Stream is primarily comprised of a gold component for the life of mine (“LOM”) and a platinum component for approximately 25 years supporting a more stable gold equivalent ounce (“GEO”) delivery profile to FNB over this period.

“We are excited to partner with Sibanye-Stillwater and gain exposure to production from this fully integrated, long life, platinum group metal (“PGM”) complex,” said Paul Brink, President & CEO of Franco-Nevada. “The Bushveld complex represents a unique and essential source of PGMs, with Sibanye-Stillwater’s Western Limb operations currently providing approximately 15% of global platinum supply. The combination of extensive resources, established infrastructure, and a large pipeline of extension projects, operated by a leading global PGM producer, makes for a high-quality stream with very long-life potential. This immediately cash flowing transaction, along with our recent Cascabel and Yanacocha deals, provide both meaningful medium and long-term growth.”

Neal Froneman, CEO of Sibanye-Stillwater said, “We are pleased to have concluded this US$500 million (R8.8bn) Stream with Franco-Nevada which unlocks further value from our SA PGM operations, a core part of our business, bolstering our balance sheet. By primarily streaming gold, which is a single component of the diverse production mix at our SA PGM operations, we retain significant leverage to higher PGM prices, which we anticipate. The support from Franco-Nevada underscores the quality and long-term viability of our PGM assets. We welcome this opportunity to continue to build our relationship with Franco-Nevada.”

Transaction Highlights:

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Immediate Precious Metals Growth: The Stream will deliver immediate cash flow from a diversified production base in South Africa, a seasoned mining jurisdiction. The Stream is expected to generate a stable GEO profile over the next 20 years based off the platinum, palladium, rhodium and gold (“4E PGM”) production profile shown in the chart below. This profile is based on Sibanye-Stillwater’s board-approved ore reserve LOM as at December 31, 2023 for its existing operations and includes certain pre-feasibility and feasibility stage projects being studied, which leverage existing infrastructure (the “Replacement Projects”). The Stream GEO profile is comprised of approximately 70% gold and 30% platinum deliveries[1] at consensus commodity prices with a 45+ year LOM.

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Proven Operator and Significant Invested Capital in an Integrated Complex: Sibanye-Stillwater’s Western Limb operations benefit from extensive existing infrastructure consolidated through the merger of three prior operators, which has unlocked numerous synergies. The complex is expected to operate at the lower half of the PGM cost curve[2]. These operations consist of the Marikana, Rustenburg, and Kroondal operations and a total of 13 underground mines. The mines are supported by Sibanye-Stillwater’s concentrators and smelter and refining complex. Sibanye-Stillwater is a leader in South African mine safety and has committed to continuous safety improvements. The operations have strong relationships with their Black Economic Empowerment (“BEE”) partners and local communities.

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Long Reserve Lives with Extensive Resources: The Stream is referenced to production from the Stream Area, which extends over 500 km2 of Sibanye-Stillwater’s Western Limb operations in South Africa. The Stream Area assets have a mine life up to 2070 including ore Reserves and Replacement Projects, based on current projections. Sibanye-Stillwater

1 Assuming current projections of 4E PGM production based on Reserves and Replacement Projects at consensus commodity prices

2 Combined costs (excluding by-products) following the Marikana K4 mine ramp-up has the potential to sustain higher production levels for longer, with 4E PGM Measured and Indicated (“M&I”) Resources of 182 Moz inclusive of the 34 Moz of 4E PGM Reserves3, providing extensive long-term optionality.

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Operations Benefit from a Unique and Diversified Basket of Metals: Sibanye-Stillwater’s Western Limb operations currently produce approximately 15% of the world’s platinum supply[4]. In addition, they produce palladium, rhodium and gold as primary 4E PGM components and a significant amount of chrome and other by-products, including approximately 28% of current global iridium and ruthenium supply[4]. The latter are both important to data storage and chip manufacturing and with platinum to a potential future hydrogen economy. By-products provide a more diversified basket price to the operations compared to many other global PGM producers. By-products contributed approximately 18% of Sibanye-Stillwater’s SA PGM revenue basket in H1 2024 with potential to expand this component of the business.

•

Gold Deliveries linked to PGM Production: For approximately the first 25 years[5], gold deliveries are linked to the volume of 4E PGM ounces produced. This reference to the overall production of these key metals helps ensure that gold deliveries are aligned with Sibanye-Stillwater’s PGM production, mitigating variations in gold grade between deposits.

Key Transaction Terms:

Gold Stream Parameters

●	Stream deliveries to FNB are based on production from the Steam Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87.5 koz of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237 koz of gold, then
o	80% of gold contained in concentrate for the remaining LOM.

Platinum Stream Parameters

●	Stream deliveries to FNB are based on platinum production from the Stream Area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48 koz of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294 koz of platinum, then
o	No further platinum deliveries.

Additional Considerations

●	Effective start date of the Stream is September 1, 2024 with funding of the $500 million deposit anticipated in the next few weeks and first delivery approximately 45 days after closing of the transaction
●	Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following completion of the 4E PGM link (after the delivery of 237 koz of gold to FNB)[6]
●	Deliveries will be based on production from the mining operations from the Stream Area and exclude surface tailings retreatment, except in certain circumstances
●	Corporate guarantees will be provided to FNB by Sibanye-Stillwater and the Marikana, Rustenburg and Kroondal operations’ operating companies, amongst others
●	FNB will maintain a right of first refusal on future streams and royalties related to the Stream Area
●	The transaction is subject to customary closing conditions, including the approval from the South African Reserve Bank

Medium-Term Production Profile

The chart below details a 20-year production profile from Sibanye-Stillwater’s Western Limb PGM operations based on reserve LOM declared at the end of 2023 and in addition, includes the Replacement Projects (including the Kroondal depth extension projects, E3, E4, and Saffy projects)7. Sibanye-Stillwater’s total reserve LOM plan based on 34 Moz of 4E PGM Mineral

3 Attributable M&I Resource of 1.0 Bt at 4.3 g/t 4E PGM grade for 142 Moz 4E PGM (182 Moz 4E PGM on a 100% basis) and attributable Inferred Resources of 227.5 Mt at 4.6 g/t 4E PGM grade for 33.7 Moz 4E PGM (41.7 Moz on a 100% basis) as at December 31, 2023. Attributable Reserves of 231 Mt at 3.6 g/t 4E PGM grade for 26.5 Moz 4E PGM (33.9 Moz 4E PGM on a 100% basis) as at December 31, 2023. M&I Resources are inclusive of Reserves.

4 Based on 2023 production per Sibanye-Stillwater’s public disclosure and total 2023 supply per Johnson Matthey PGM market report (May 2024)

5 Assuming current projections of 4E PGM production based on Reserves and Replacement Projects currently being studied by Sibanye-Stillwater

6 The ongoing payments are subject to reduction in certain circumstances

7 The development and timing of these replacement projects is subject to achieving positive commercial and economic outcomes from the feasibility studies underway.

Reserves (100% basis) extends production beyond this period to 2070 at a reduced rate due to its long life K4 project at the Marikana operation.

Sibanye-Stillwater’s Western Limb Production (Metal in Concentrate)

Source: Sibanye-Stillwater
Note: Production profiles of the first three data sets (in blue shade) are based on Mineral reserves declared as at December 31, 2023 on a 100% basis and excludes existing tailings reprocessing. Projects included represent E4, E3 deepening, Saffy Deeps and Kroondal depth extension (Siphumelele UG2). Price assumptions to support the attached profile are US$923/oz pt, US$1,055/oz pd, US$4,350/oz rh US$1,925/oz gold. The approved total Mineral reserve LOM 4E prill split has been disclosed in the Reserve and resources supplement available at https://www.sibanyestillwater.com/news-investors/reports/annual/2023/. Platinum ranges from a prill split of approximately 58.1% - 63.6% and gold ranges from approximately 0.6% - 7.1% depending on MER versus UG2 and varies by SA PGM operation.

Pandora Royalty

Franco-Nevada and Sibanye-Stillwater have agreed to convert the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater’s Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline. Three of the Replacement Projects being studied fall on a portion of the Pandora royalty ground.

Financing the Transactions

Franco-Nevada intends to finance the Stream from cash on hand, with approximately $1.3 billion in cash and cash equivalents and $2.3 billion in available capital as at September 30, 2024.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	John Blanchette
President & CEO 416-306-6305 info@franco-nevada.com	SVP, Business Development 416-306-6342	President - Franco-Nevada (Barbados) Corporation 246-434-8203

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium, ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Sibanye-Stillwater Mineral Resources and Mineral Reserves

Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date (as at December 31, 2023), and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties.

Additional Information

Information relating to the Sibanye-Stillwater PGM assets contained in this news release has been provided by Sibanye-Stillwater.

Scientific and technical information included in this news release has been reviewed by Gregory Snow, P Eng, Senior Manager, Geology of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transaction, the expected future performance of Sibanye-Stillwater’s South African PGM assets and the Stream, and production and mine life estimates relating to Sibanye-Stillwater’s South African PGM assets. In addition, statements relating to reserves and resources, gold equivalent ounces (“GEOs”) and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.